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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        (Amendment No. _______________)*


                    SOUTHERN SECURITY LIFE INSURANCE COMPANY
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    843805102
                                 (CUSIP Number)


  Scott M. Quist                               Randall A. Mackey, Esq.
  President and Chief Operating Officer        Mackey Price Thompson & Ostler
  Security National Financial Corporation      57 West 200 South, Suite 350
  5300 South 360 West, Suite 250               Salt Lake City, UT 84101
  Salt Lake City, UT 84123


           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 17, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843805102

                 1.    Names of Reporting Persons    ........................Security National Financial Corporation
                       IRS Identification Nos. of above persons (entities only) ..........................87-0345941

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).....................................................BK, WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Benefic-         8.    Shared Voting Power.................................................................1,095,496
ially Owned
by Each          9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,095,496

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,095,496

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................57.4%

                 14.   Type of Reporting Person (See Instructions)............................................HC, IC

CUSIP No. 843805102

                 1.    Names of Reporting Persons    .......................Security National Life Insurance Company
                       IRS Identification Nos. of above persons (entities only) ..........................36-2610791

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).....................................................BK, WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Benefic-         8.    Shared Voting Power.................................................................1,095,496
ially Owned
by Each          9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,095,496

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,095,496

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................57.4%

                 14.   Type of Reporting Person (See Instructions)............................................... IC

CUSIP No. 843805102

                 1.    Names of Reporting Persons ............................................ SSLIC Holding Company
                       IRS Identification Nos. of above persons (entities only)...........................63-0708035

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).....................................................BK, WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Beneficially     8.    Shared Voting Power.................................................................1,095,496
Owned by
Each             9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,095,496

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,095,496

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................57.4%

                 14.   Type of Reporting Person (See Instructions)................................................OO

Item 1. Security and Issuer

         This statement relates to common stock, $1.00 par value per share, issued by Southern Security Life Insurance Company. The address of the executive offices of Southern Security Life Insurance Company is 755 Rinehart Road, Lake Mary, Florida 32746.

Item 2. Identity and Background

         This statement is filed on behalf of Security National Financial Corporation, Security National Life Insurance Company and SSLIC Holding Company, each of whose principal business office address is 5300 South 360 West, Suite 250, Salt Lake City, UT 84123.

         Security National Financial Corporation is a Utah corporation that operates in three main business segments: life insurance, cemetery and mortuary, and mortgage loans. Security National Life Insurance Company is a Utah domiciled insurance company and wholly-owned subsidiary of Security National Financial Corporation. SSLIC Holding Company is a Utah corporation and a wholly-owned subsidiary of Security National Life Insurance Company.

         Neither Security National Financial Corporation, Security National Life Insurance Company nor SSLIC Holding Company have during the last five years been convicted in a criminal proceeding. Moreover, neither Security National
Financial Corporation, Security National Life Insurance Company nor SSLIC Holding Company have during the last five years been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         The amount of funds used to complete the acquisition of Consolidare Enterprises, Inc. was $12,248,194, of which $6,250,000 was obtained from bank financing and the balance of $5,998,194 from funds held by Security National Financial Corporation (working capital). Security National Financial Corporation borrowed the $6,250,000 from Key Bank of Utah.

Item 4. Purpose of Transaction

         On December 17, 1998 and pursuant to its strategy of purchasing other insurance companies, Security National Financial Corporation completed the acquisition of Consolidare Enterprises, Inc., a Florida corporation, pursuant to the terms of an acquisition agreement, dated April 17, 1998, which Security National Financial Corporation entered into with Consolidare and certain shareholders of Consolidare for the purchase of all of the outstanding common shares of Consolidare. Prior to completion of the acquisition, Consolidare's assets included 1,095,496 shares of the Southern Security Life Insurance Company common stock, or 57.4% of the outstanding common shares of Southern Security Life Insurance Company. As consideration for the purchase of the Consolidare shares, Southern Security Life Insurance Company paid a total of $12,248,194 to the Consolidare stockholders at closing.

         In addition, the executive officers and directors of Southern Security Life Insurance Company and Consolidare resigned at closing and were replaced by individuals who also served as the executive officers and directors of Security National Financial Corporation and Security National Life Insurance Company. Furthermore, on December 17, 1998, Security National Financial Corporation entered into an administrative services agreement with Southern Security Life Insurance Company at closing in which Security National Financial Corporation agreed to provide Southern Security Life Insurance Company with certain defined administrative and financial services, for which Southern Security Life Insurance Company agreed to pay Security National Financial Corporation an administrative services fee of $250,000 per month, or $3,000,000 on an annual basis. Consolidare Enterprises, Inc. subsequently changed its name to SSLIC Holding Company.

         Except as set forth in this Item 4 above, the Filing Parties had no plans or proposals at the time that related to or that would have resulted in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

         (a) As of December 17, 1998, the reporting persons owned 57.4% of the outstanding shares of Southern Security Life Insurance Company (or 1,095,496 common shares).

         (b) 1,095,496 common shares, or 57.4% of the outstanding common shares of Southern Security Life Insurance Company.

         (c)  N/A

         (d)  N/A

         (e)  N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         This  transaction  is the result of the  acquisition  agreement,  dated
April  17,  1998,  by  and  among  Security  National   Financial   Corporation,
Consolidare Enterprises, Inc. and certain stockholders of Consolidare.

Item 7. Material to be Filed as Exhibits

         (a)  Joint Filing Statement (attached hereto as Exhibit 1).

         (b) Acquisition Agreement, dated April 17, 1998, among Security National Financial Corporation, Consolidare Enterprises, Inc. and certain stockholders of Consolidare (incorporated by reference from Report on Form 8-K, as filed by Security National Financial Corporation on May 11, 1998).

         (c) Administrative Services Agreement, dated December 17, 1998, between Security National Financial Corporation and Southern Security Life Insurance Company (incorporated by reference from Report on Form 8-K/A-1, as filed by Security National Financial Corporation on March 4, 1999).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SECURITY NATIONAL FINANCIAL CORPORATION



Date: December 9, 2004                By: /s/ Scott M. Quist
                                         ---------------------------------------
                                          Scott M. Quist, President and Chief
                                          Operating Officer


                                      SECURITY NATIONAL LIFE INSURANCE COMPANY



Date: December 9, 2004                By: /s/ Scott M. Quist
                                         ---------------------------------------
                                          Scott M. Quist, President and Chief
                                          Operating Officer


                                      SSLIC HOLDING COMPANY



Date: December 9, 2004                By: /s/ Scott M. Quist
                                         ---------------------------------------
                                          Scott M. Quist, President and Chief
                                          Operating Officer


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                  Exhibit index

Exhibit 1  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

CUSIP No. 843805102

                                    Exhibit 1

                AGREEMENT REGARDING JOINT FILING OF STATEMENT ON
                               SCHEDULE 13D OR 13G

         The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Southern Security Life Insurance Company. For that purpose, the undersigned hereby constitute and appoint Randall A. Mackey as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED: December 9, 2004.

                                       SECURITY NATIONAL FINANCIAL CORPORATION



                                       By: /s/ Scott M. Quist
                                          --------------------------------------
                                           Scott M. Quist, President and Chief
                                           Operating Officer



                                       SECURITY NATIONAL LIFE INSURANCE COMPANY



                                       By: /s/ Scott M. Quist
                                          --------------------------------------
                                           Scott M. Quist, President and Chief
                                           Operating Officer



                                       SSLIC HOLDING COMPANY



                                       By: /s/ Scott M. Quist
                                          --------------------------------------
                                           Scott M. Quist, President and Chief
                                           Operating Officer